Exhibit (h) (1)

Agreement for Transfer Agent Services

and

Accounting and Administration Services

1. Parnassus Investments (“PI”) hereby agrees to serve as transfer agent and accounting and administration agent for the Parnassus Income Funds (“Trust”) commencing on May 1, 2007, and continuing indefinitely thereafter subject to annual approval by the Trust’s Trustees,

2. Transfer Agent Services Fee

For transfer agent services, the Trust agrees to pay PI $2.70 per month per shareholder account. The Trust also agrees to reimburse PI for all out-of-pocket expenses including but not limited to postage, stationery and mailing, anti-money laundering services, and expenses incurred in the development of agreements between PI and the Trust. PI agrees to waive all or any portion of its fee that would cause the Trust to exceed its legal expense limitation.

3. In exchange for the fee, PI agrees to provide the following transfer-agent services to the Trust:

Services:

•	Opening new accounts

•	Processing all payments

•	Processing partial and complete redemptions

•	Regular and legal transfers of accounts

•	Mailing up to four reports annually

•	Mailing of up to four statements annually

•	Processing up to 12 dividends and one capital gain distribution annually. This includes mailing of cash dividends and/or preparing statements to shareholders for reinvested distributions.

•	State Securities Registration (Blue Sky Registration)

Account Maintenance:

•	Maintaining shareholder records of whole and fractional unissued (“Book”) shares

•	Changing shareholders’ addresses

•	Daily or periodic reports on number of shares, accounts, etc.

•	Supplying an annual stockholder list

•	Preparation of Federal Tax Information Forms

•	Preparation of 1099s and 5498s

•	Replying to shareholder correspondence other than that for Trust performance or Trust- related inquiries

Optional Services:

There are also optional services available. Fees and descriptions for any of these services will be provided upon request.

4. Delegation of Anti-Money Laundering Services

The Trust acknowledges that it is a financial institution subject to the law entitled Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“USA Patriot”) Act of 2001 and the Bank Secrecy Act (collectively the “AML Acts”) and shall comply with the AML Acts and applicable regulations adopted thereunder in all relevant respects, subject to the delegation of certain responsibilities to Parnassus Investments, as provided in the next paragraph below.

The Trust hereby delegates to Parnassus Investments the performance, on behalf of the Trust, of the AML Services set forth in this section to this Agreement as concerns the shareholder accounts directly maintained by Parnassus Investments. Parnassus Investments agrees to the delegation and to perform the delegated services in accordance with the AML Program that has been adopted by the Trust. In connection therewith, Parnassus Investments agrees to maintain policies and procedures and related internal controls that are consistent with the Trust’s AML Program.

Parnassus Investments shall grant reasonable access to the Trust, the Trust’s AML Compliance Officer, and regulators having jurisdiction over the Trust, to the books and records maintained by Parnassus Investments as the same relates to the services performed hereunder on behalf of the Trust.

AML Services to be performed by Parnassus Investments as Transfer Agent:

•	Verify shareholder identity upon opening new accounts.

•

Monitor, identify and report shareholder transactions and identify and report suspicious activities that are required to be so identified and reported in each case consistent with the Trust’s AML Program.

•	Place holds on transactions in shareholder accounts or freeze assets in shareholder accounts, as provided in the Trust’s AML Program.

•	Create documentation to provide a basis for law enforcement authorities to trace illicit funds.

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Maintain all records or other documentation related to shareholder accounts and transactions therein that are required to be prepared and maintained pursuant to the Trust’s AML Program, and make the same available for inspection by (i) the Trust’s AML Compliance Officer, (ii) any auditor of the Trust’s AML Program or related procedures, policies or controls that has been designated by the Trust in writing, or (iii) regulatory or law enforcement.

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Arrange for periodic reviews to be performed by internal auditors or other auditors or independent person chosen by Parnassus Investments concerning the transfer-agency operations related to the AML Services.

•	Perform such other related services as are required by the Trust’s AML Program.

5. Accounting and Administration Fees

For accounting and administration services, the Trust has entered into a joint agreement with the Parnassus Funds for PI to provide accounting and administration services. The Trust and the Parnassus Funds agree to pay PI in accordance with the following fee schedule:

Complex Wide Net Assets	Annual Fees
First $500 Million	8.0 basis points
Next $500 Million	7.0 basis points
Over $1 billion	5.0 basis points

The fees are to be divided between the Trust and the Parnassus Funds based on their respective daily net assets. The Trust also agrees to reimburse PI for all out-of-pocket expenses including but not limited to portfolio-pricing services. PI agrees to waive that portion of its fee that would cause the Trust to exceed its legal expense limitations.

6. In exchange for that fee, PI agrees to perform the following accounting and administration services for the Trust:

Accounting Services

•	Compute net asset value per share daily

•	Maintain security ledger

•	Maintain general ledger

•	Calculate revenue and expenses

•	Determine gain or loss on security trades

•	Prepare and submit daily to client:

Trial Balance

Portfolio Holdings Reports

Cash Availability

Transaction Activity

Administration Services:

•

Preparation of regulatory filing (notwithstanding, the Parnassus Income Funds may pay additional administrative and legal fees resulting from contracted services to gather, review and file documents and obtain consultant services.)

•	Audit coordination

•	IRS/SEC/N1-A compliance

•	Prepare and submit to client:

Quarterly:	Statement of Assets and Liabilities Statement of Operations Statement of Changes in Net Assets Summary of Purchases

Summary of Sales Schedule of Brokerage Commissions Schedule of Principal Trade Transactions

Semi-Annually: In addition to monthly reports, Statement of Investments and a draft of footnotes.

Annually: Schedules supporting securities and shareholder transactions, income and expense accrual during the year.

7. No Shareholder Liability. PI understands that the obligations of this Agreement are not binding upon any shareholder of the Trust personally, but bind only the Trust’s property. PI represents that it has notice of the provisions of the Trust’s Declaration of Trust disclaiming shareholder liability for acts or obligations of the Trust.

For the Parnassus Income Funds:	For Parnassus Investments:

/s/ Richard D. Silberman	/s/ Jerome L. Dodson
Richard D. Silberman, Secretary	Jerome L. Dodson, President

Date: March 21, 2007	Date: March 21, 2007

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